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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the fiscal year ended December 31, 2001

                                            OR

         [ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
               EXCHANGE ACT OF 1934   [NO FEE REQUIRED]

   For the transition period from ___________________ to ___________________.

                        Commission File Number: 000-25051

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           PROSPERITY BANCSHARES, INC.
                           401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PROSPERITY BANCSHARES, INC.
                                 4295 SAN FELIPE
                              HOUSTON, TEXAS 77027





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                          PROSPERITY BANCSHARES, INC.
                            401K PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2001 AND 2000

                                    CONTENTS

Report of Independent Auditor..........................................  2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits........................  3
Statement of Changes in Net Assets Available for Benefits..............  4
Notes to Financial Statements..........................................  5

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JOHN S. LUBY
CERTIFIED PUBLIC ACCOUNTANT
-------------------------------------------------------------------------------
101 N. Shoreline Blvd., Suite 580,
Corpus Christi, Texas 78401                                   Ph. (361)883-0292
email - jluby@sbcglogal.net                                   Fax (361) 883-0151


To the Audit Committee of
the Prosperity Bancshares, Inc.
401K Profit Sharing Plan

I have audited the accompanying statements of net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Prosperity Bancshares, Inc. 401K Profit Sharing Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Corpus Christi, Texas                        /s/ John S. Luby, CPA
June 26, 2002

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                           Prosperity Bancshares, Inc.
                            401K Profit Sharing Plan

                 Statement of Net Assets Available For Benefits

                                                           December 31,
                                                       2001             2000
                                                       ----             ----
ASSETS

     Cash                                           $   19,059      $    9,503
     Prosperity Bank - Certificate of Deposit        2,742,946       1,426,187
     Prosperity Bancshares, Inc. Equities            3,362,196       2,088,188
     Loans                                             229,175         175,696
     U. S. Government Securities Fund                  149,709         157,481
     Fundamental Investors                             109,044          57,716
     New Economy Fund                                   38,172          10,163
     New Perspective Fund                              638,718         449,644
     Washington Mutual Investment Fund                 321,648         131,691
     Capital Income Builder                             49,351          15,543
     Cash Management Trust of America                  464,529         113,154
     Capital World Growth and Income                    83,318          13,726
     American Balance Fund                             182,804         130,175
     Bond Fund America                                 326,870         164,354
     Euro Pacific Growth Fund                          160,693          88,148
     Growth Fund of America                            600,202         224,079
     American High Income Trust                         23,833          16,231
     Intermediate Bond Fund of America                  13,311           1,972
     Investment Company of America                     630,389         444,505
     AMCAP Fund                                        162,839          37,131
     Income Fund of America                             27,936          10,472
     American Mutual Fund                               24,108          10,077
     Capital World Bond Fund                             4,252             183
     U. S. Treasury Money Fund                          17,994               -
     Small Cap World Fund                              129,059          28,059
                                                   -----------      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS             $10,512,155      $5,804,078
                                                   ===========      ==========




See accompanying notes.

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                           Prosperity Bancshares, Inc.
                            401K Profit Sharing Plan

            Statement of Changes In Net Assets Available For Benefits

                                                      Year Ended December 31,
                                                       2001            2000
                                                       ----            ----
ADDITIONS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Net appreciation (depreciation)
         in fair value of investments              $  (626,813)     $   60,388
     Interest and dividends                          1,511,972         491,177
                                                   -----------      ----------
                                                       885,159         551,565
CONTRIBUTIONS:
     Participants' Rollovers                           288,768          44,500
     Participants' Elective Deferrals                  693,316         398,371
     Employer's                                        344,429         207,245
                                                   -----------      ----------
                                                     1,326,513         650,116
                                                   -----------      ----------
TOTAL ADDITIONS                                      2,211,672       1,201,681

DEDUCTIONS
     Deductions from net assets attributable
         to rollovers or withdrawals paid to
         participants                                  128,490         395,710
     Administrative expenses                                 -               -
                                                   -----------      ----------
                                                       128,490         395,710
                                                   -----------      ----------
                                                     2,083,182         805,971
OTHER TRANSFERS
     Transfer of assets related to merger            2,624,895               -
                                                   -----------      ----------
     Net increase in assets available for benefits   4,708,077         805,971

NET ASSETS AVAILABLE FOR BENEFITS:
     Beginning of Year                               5,804,078       4,998,107
                                                   -----------      ----------
     End of Year                                   $10,512,155      $5,804,078
                                                   ===========      ==========


See accompanying notes.

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                           Prosperity Bancshares, Inc.
                            401K Profit Sharing Plan

                          Notes To Financial Statements

                           December 31, 2001 and 2000

1. Description of Plan

The following description of the Prosperity Bancshares, Inc. 401K Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering all full-time employees of Prosperity Bank (the "Bank") who have completed at least three months of service and are twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Bank, at its discretion, may contribute to the Plan, on a participant's behalf, a matching contribution which is determined annually. In 2001 and 2000, the Bank matched 50% of the employees' contributions.

Upon enrollment, a participant may direct contributions in any increment to any of the Plan's fund options. Participants may change their investment options quarterly. Employer contributions are matched to the funds designated by the participant.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the bank's contributions and (b) plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

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                           Prosperity Bancshares, Inc.
                            401K Profit Sharing Plan

                    Notes To Financial Statements (continued)

                           December 31, 2001 and 2000

1. Description of Plan (continued)

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is vested ratable (20% at the end of the second year as a participant in the plan) over a six-year period.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms generally range from 1-5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest is paid ratable through monthly payroll deductions.

PAYMENT OF BENEFITS

On termination of service, a participant may receive a lump-sum amount, equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive payment from the following options: (1) qualified joint and survivor annuities, (2) single payment of the employee's entire benefit, (3) equal installments over a fixed period not to exceed the employee's life expectancy or the joint and last survivor's life expectancy, or (4) payments in the form of a joint and survivor annuity. The Plan does permit hardship distributions. In order to qualify for such hardship withdrawal, the participant must demonstrate that an immediate and necessary financial hardship has been incurred.

FORFEITURES

Any forfeiture subject to allocation during each Plan Year shall be allocated among all participants in accordance with the provisions of the Plan. On the basis of the information furnished by the administrator, the Trustee shall keep separate books and records concerning the affairs of each participant hereunder as to the accounts and credits of each participating employee.

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                           Prosperity Bancshares, Inc.
                            401K Profit Sharing Plan

                    Notes To Financial Statements (continued)

                           December 31, 2001 and 2000

1. Description of Plan (continued)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared using the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year-end. The Bank's stock is valued at its quoted market price. The participant loans are valued at their outstanding balances, which approximate fair value. Certificates of deposit are valued based on amortized cost or original cost plus accrued interest.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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                           Prosperity Bancshares, Inc.
                            401K Profit Sharing Plan

                    Notes To Financial Statements (continued)

                           December 31, 2001 and 2000

3. Investments

The Plan's investments are held in separate mutual funds, certificates of deposit, and equity stock of Prosperity Bancshares, Inc. The following table presents investments at December 31, 2001 and 2000.

                                                            December 31,
                                                         2001            2000
                                                         ----            ----
Investments at fair value:

     Cash                                           $    19,059     $    9,503
     Prosperity Bank - Certificate of Deposit         2,742,946      1,426,187
     Prosperity Bancshares, Inc. Equities             3,362,196      2,088,188
     Loans                                              229,175        175,696
     U. S. Government Securities Fund                   149,709        157,481
     Fundamental Investors                              109,044         57,716
     New Economy Fund                                    38,172         10,163
     New Perspective Fund                               638,718        449,644
     Washington Mutual Investment Fund                  321,648        131,691
     Capital Income Builder                              49,351         15,543
     Cash Management Trust of America                   464,529        113,154
     Capital World Growth and Income                     83,318         13,726
     American Balance Fund                              182,804        130,175
     Bond Fund America                                  326,870        164,354
     Euro Pacific Growth Fund                           160,693         88,148
     Growth Fund of America                             600,202        224,079
     American High Income Trust                          23,833         16,231
     Intermediate Bond Fund of America                   13,311          1,972
     Investment Company of America                      630,389        444,505
     AMCAP Fund                                         162,839         37,131
     Income Fund of America                              27,936         10,472
     American Mutual Fund                                24,108         10,077
     Capital World Bond Fund                              4,252            183
     U. S. Treasury Money Fund                           17,994         -
     Small Cap World Fund                               129,059         28,059
                                                    -----------     ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS              $10,512,155     $5,804,078
                                                    ===========     ==========

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                           Prosperity Bancshares, Inc.
                            401K Profit Sharing Plan

                    Notes To Financial Statements (continued)

                           December 31, 2001 and 2000

3. Investments (continued)

Upon enrollment in the Plan, a participant may direct their contributions in various increments totaling 100% in any of the twenty-one investment options.

4. Tax Status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is exempt.

5. Related Party Transactions

Investment transactions in Prosperity Bank Certificates of Deposit and Prosperity Bancshares, Inc. Equities are administered by the Trustee. These transactions qualify as party-in-interest transactions.

6. Merger with Commercial Bancshares, Inc.

On February 23, 2001, Prosperity Bancshares completed a merger with Commercial Bancshares, Inc. ("Commercial"), whereby Commercial was merged with and into Prosperity Bancshares. In August 2001, in connection with the Commercial merger, The Commercial Bancshares Employee Savings Plan ("Commercial Plan") was merged with the Plan. Transfers of $2,624,895 from the Commercial Plan have been included on the statement of changes in net assets available for plan benefits as other transfers.

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                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

July 1, 2002                            Prosperity Bancshares, Inc.
                                        401(k) Profit Sharing Plan



                                        /s/ Michael Harris
                                        ----------------------------------------
                                        Michael Harris
                                        Trustee



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                                Index to Exhibits


Exhibit No.            Description
-----------            -----------

23.1                   Consent of John S. Luby, CPA